Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements


Nuveen Pennsylvania Investment Quality Municipal Fund
811-06265



On February 7, 2014 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Pennsylvania Premium Income Municipal Fund 2,
Nuveen Pennsylvania Dividend Advantage Municipal Fund and Nuveen Pennsylvania Dividend Advantage Municipal
Fund 2 were transferred to the Nuveen Pennsylvania
Investment Quality Municipal Fund. The circumstances and details of the reorganization as well as a form of copy of the Agreement and Plan of Reorganization are contained in the SEC filing on Form 497 as Appendix A, filed on September 6, 2013, Accession No. 0001193125-13-360014,
which materials are herein incorporated by reference.